Mail Stop 4561

May 1, 2006

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

> **Re:** **Viisage Technology, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-4**
> **File No. 333-131843**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 8-K filed March 2, 2006**
> **File No. 0-21559**
>
> **Identix Incorporated**
> **Form 10-K for the Year Ended June 30, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 10-Q for the Quarterly Period Ended December 31, 2005**
> **File No. 1-09641**

Dear Mr. Bailey:

We have reviewed your above-mentioned filings and have the following comments.

Form S-4/A

General

1.   Your response to prior comment number 1 indicates that the iA acquisition is below the 70% threshold. However, it appears that you prepared the 'loss from operations' significance test by comparing iA's operating loss to Viisage's pro forma loss before income taxes. That is, you have included interest expense when determining Viisage's loss from operations while excluding iA's interest expense. Revise the 'loss from operations' significance test to compare Viisage's income from continuing operations before income taxes to that of iA. If this test results in the acquisition being above the 70% threshold, provide the previously furnished financial statements of iA in the current Registration Statement.

Questions and Answers About the Merger and Special Meetings of Stockholders, page I

Q: What is the interrelationship among… page V

2.   Please expand this Q and A to explain the identity and purpose of L-1 Investment
        Partners. Briefly describe the reasons L-1 transferred its ownership interests in
        both Viisage and IBT to Aston Capital Partners in October 2005. Clarify the
        reasons that the IBT acquisition and its timing are important to the L-1/Aston
        investment and this merger. Finally, consider adding a separate Q and A
        addressing the specifics of the benefits of the merger to the four individuals
        affiliated with L-1 and Aston.

How many votes do Viisage stockholders have?... page VII

3.   Clarify the reasons why certain of your's and Identix's officers, directors and
        principal stockholders have agreed that, in the event that either board changes its
        recommendation to stockholders, the obligation to vote for the merger will
        continue to relate to 50% of the shares subject to the "voting" agreements.

Risk Factors

4.   We note your current report on From 8-K, filed March 24, 2006, states that BDO
        Seidman, LLP ("BDO") notified you that it would no longer serve as your
        independent registered public accounting firm. We also note that you have not
        announced the engagement of a new independent registered public accounting
        firm. If material, revise to provide appropriate risk factor disclosure regarding the
        risks to your business posed by not having the services of an independent
        registered public accounting firm available.

Risks Related to Viisage and the Combined Company After the Merger

If Viisage and Identix are unable to successfully remediate the material… page 15

5.   We note from Item 9A of your Form 10-K for the fiscal year ended December 31,
        2005, that your CEO and CFO concluded that your disclosure controls and
        procedures were not effective as of the end of the period covered by that report.
        Expand this risk factor, or include a separate risk factor, relating to your
        evaluation of disclosure controls and procedures and the risks posed by the
        material weakness found in such evaluation. You should also expand the text of
        this risk factor to describe in greater detail the material weakness identified in
        your internal controls over financial reporting and that your independent auditors
        also concluded that your internal controls were ineffective.

<u>Loss of limited source suppliers may result in delays or additional expenses, page 18</u>

6.   Please refer to prior comment 21 from our letter dated March 14, 2006. On page 19 you state that Viisage is "dependent" on Toppan Printing Co. Ltd. for all of the printers and consumables for some of your largest contracts. However, we were unable to locate any exhibits memorializing your relationship with Toppan Printing. Please file any written agreements or alternatively, please reduce oral agreements to writing with Toppan Printing upon which you are substantially dependent.

<u>Viisage Proposal No. 1 and Identix Proposal No. 1 – The Merger, page 55</u>

<u>Background of the Merger, page 55</u>

7.   Please refer to prior comment 26 from our letter dated March 14, 2006. We note your response to our prior comment. However, we continue to believe that you should revise your disclosure to describe in detail each material discussion that took place rather than just setting forth a simple timeline. See Items 1005(b) and (c) of Regulation M-A. For instance, describe the circumstances that led to L-1 and Mr. LaPenta's decision to invest in Viisage. Disclose the material discussions that took place between spring and summer of 2005 and October 2005 leading to L-1's investment in IBT and Viisage followed by an almost immediate entry into discussions between Mr. LaPenta, Viisage and Identix. Describe the role of each participant in the negotiations and when they became involved in the negotiations.

8.   Please refer to prior comment 27 from our letter dated March 14, 2006. Revise to describe the reasons Mr. LaPenta approached Identix on October 22, 2005, two weeks after L-1 and Viisage agreed to the $100 million investment. Did he have a pre-existing business relationship with Dr. Atick? Did he contact any other companies regarding possible strategic relationships? Was the L-1 investment based upon the understanding that Viisage and Identix would enter into business consolidation negotiations?

9.   Revise to disclose the structure of the "strategic relationship among L-1, Identix, and Viisage" that was explored at the November 9, 2005 luncheon between Mr. LaPenta and Dr. Atick. Describe the evolution of your merger negotiations as they relate to the role of L-1 and Aston in this process.

10.   It is unclear when all the material terms of the merger were negotiated. For example, revise to specifically address the timing and decisions related to the structure of the transaction resulting in Identix stockholders owning 59% of the

combined company and the composition of the combined board of directors. Disclose when and how the benefits given to the officers, directors and affiliates of each company were negotiated and when the respective boards addressed these benefits. When were the voting agreements first proposed and the terms of those agreements drafted? Disclose the substance of the negotiations that led to a decision that, in the event either board changed its recommendation as to the proposed merger, 50% of the shares subject to these agreements would still be required to vote in favor of the merger.

11.   Revise to disclose how the price of $8.367 per Identix share was reached in the January 10, 2006 meeting. What other terms were negotiated during this meeting and what factors influenced each sides' decision to accept this purchase price.

12.   Finally, describe the timing of and discussions surrounding the decision to allocate such a significant amount of the total purchase price of the acquisition to goodwill.

Reasons for the Merger, page 58

13.   Please refer to prior comment 29 from our letter dated March 14, 2006. We note the revisions to your disclosure based upon our previous comment. However, we continue to believe that you should revise to provide a more comprehensive discussion of the reasons for both parties believing that the merger is fair to, and in the best interests of the respective companies and shareholders. Please clarify in the prospectus/proxy statement that the discussions of the Boards' deliberations include all material factors, both positive and negative. Tell us where you added disclosure in the document regarding any material execution risk associated with the merger and the steps that will be undertaken to ensure smooth integration.

Opinion of Financial Advisor to the Board of Directors of Identix, page 69

14.   Please refer to prior comment 32 from our letter dated March 14, 2006. We note the research estimates provided to us supplementally under tab 5. However, you should revise your disclosure in the prospectus/proxy statement to disclose the material assumptions and source of estimates used for each analysis presented.

15.   Please refer to prior comment 35 from our letter dated March 14, 2006. We note your supplemental response to our prior comment. Please revise your registration/ proxy statement to clarify that this disclosure is a materially complete description of the fairness opinion.

16.   Please refer to prior comment 36 from our letter dated March 14, 2006. In your response to our prior comment, you state that the Identix board has sole discretion to make an additional contingent payment to Janney for its advisory services.

Please revise to state whether there is any understanding between Janney and Identix as to the probability and as to the amount of this payment. If estimable, revise to disclose the maximum amount of contingent fee that Janney could earn upon consummation of this merger for its advisory services to Identix.

17. We note the revised disclosure added on pages 69 and 78 in response to prior comment 65 of our letter dated March 14, 2006. However, section II.D.1 of the November 14, 2000 Corp Finance Current Issues Outline (available on our website at www.sec.gov) states that the staff will request that any direct or indirect disclaimer of responsibility to shareholders, whether made by or on behalf of the financial advisor, to be deleted from any portion of the disclosure document in which it appears (including exhibits). If your advisors wish to keep this disclosure in the document (including the exhibits), you must add an explanation that clarifies:

- The basis for your advisors' beliefs that shareholders cannot rely on their opinions, including (but not limited to) whether they intend to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against them under applicable state law;

- Whether the governing state law has addressed the availability of such a defense to your advisors in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

- That the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the boards of directors under governing state law, or the rights and responsibilities of the boards or the advisors under the federal securities laws.

In this regard, we note that part of the disclosure required by the third bullet point is included on pages 69 and 78. However, all the disclosure required in the bullet points above must be disclosed in order for USBX and Janney to assert that only the boards may rely on their opinions. This comment also applies to the qualifications set forth in the final sentences of both exhibits 8.1 and 8.2 to the registration statement.

Interests of Certain Viisage Persons in the Merger, page 78

Employment and change in control arrangements, page 80

18.   Please refer to prior comment 37 from our letter dated March 14, 2006. We note your response that no employment agreements have been finalized at this time. Please revise to state the status of these negotiations as of the most recent practicable date.

Information Regarding Viisage Business, page 131

Intellectual Property, page 141

19.   Please refer to prior comment 50 from our letter dated March 14, 2006. We note your response and revised disclosure. However, Item 101(c)(1)(iv) of Regulation S-K requires that you specify the duration and importance to the segment of all patents. Please revise or advise.

Working Capital Requirements, page 142

20.   Revise to outline the covenants of the Loan and Security Agreement with Citizens Bank of Massachusetts. In this regard, we note your disclosure that you must maintain "certain financial covenants." We also note from exhibit 10.77 that these covenants include certain balance sheet ratios and minimum amounts of earnings before EBITDA. Please revise to disclose the material terms that must be maintained in order to comply with these financial covenants.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 117

21.   Your disclosure indicates that the pro forma has been prepared based on unaudited historical financial statements of Integrated Biometric Technology, Inc. ("IBT") for the period January 1, 2005 to December 15, 2005. We note you have included audited financial statements of IBT in this filing that include the most recent interim period as of and for the nine months ended September 31, 2005. Be advised that the interim period included in the pro forma condensed statement of operations should correspond to the interim period included in the audited financial statements (i.e., nine months only). See Rule 11-02(c)(2) of Regulation S-X. That is, the pro forma information is to supplement the audited historical financial statements. In addition, please clarify why you have not explicitly disclosed or referenced that IBT's financial statements as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005 has been audited.

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, pages 120-123

22.   We note your analysis supports your conclusion that Viisage is the accounting acquirer in the business combination in response to prior comment number 43. Tell us how you determined that L-1 (and its affiliates) is an investor in Viisage and not a separate entity in the business combination. That is, consider whether this combination is between more than two entities. See paragraph 18 of SFAS 141. In this respect, we note your disclosure on page 55, which states, "During the spring and summer of 2005, Robert LaPenta, founder and CEO of L-1 Investment Partners LLC, and his partners at L-1, met with numerous companies in the biometrics and identity solutions sector, including Viisage and Identix, with the view toward investing in the sector and establishing a pre-eminent global enterprise". Therefore, based on this disclosure, it appears that L-1 may have initiated the business combination. If you determine that L-1 is a separate entity in the business combination, tell us how you evaluated paragraphs 17 through 19 of SFAS 141 to determine whether L-1 is the accounting acquirer. As part of your response, tell us why L-1 paid a premium on the Viisage shares purchased in connection with the October 5, 2005 Investment Agreement.

23.   If you determine that L-1 is not a separate entity in the business combination, please clarify the following with respect to your analysis supporting your conclusion that Viisage is the accounting acquirer in the business combination:

   ▪   Your evaluation of paragraph 71(b) of SFAS 141 evaluates the existence of a large minority voting interest in the combined company based on individuals "who have signed voting agreements to vote in favor of the merger". Tell us why your evaluation excludes the impact of individuals that have not voted in favor of the merger. Please provide a revised analysis that includes impact of individuals that have not voted in favor of the merger.

   ▪   We note your response and your conclusion that "Viisage directors have the ability to nominate a majority of the combined company board for the foreseeable future". Clarify how you considered that only three Directors elected by Viisage have a term of greater than one year, while five of the Directors elected by Identix have a term of greater than one year when arriving at this conclusion. That is, it appears that in one year Viisage may not have majority control of the board of directors.

24.   We note your response to prior comment number 47, which provides your basis for your preliminary purchase price allocation in your Identix acquisition. Please address the following with respect to your analysis:

- Your response states that "Viisage preliminary estimated the fair value of identifiable intangibles assets by referring to intangible assets recorded by Identix in prior acquisitions, primarily Vistronics in 2002". We understand that you believe this to be a reasonable approach to determine preliminary estimates of fair value based on the comparability of the businesses. Tell us why you believe that referring to the valuations used in an acquisition over three years ago provides a reasonable basis or a good faith effort to identify and value intangible assets in Identix's current business. Clarify why you are unable to estimate the fair values using a valuation technique using preliminary assumptions.

- We note that you inquired about the existence of projects that might be deemed in-process research and development and determined that there were no such projects because most research and development projects relate to existing product enhancements and upgrades. Tell us why you believe that inquiry alone is a reasonable approach to determine whether you are acquiring any in-process research and development. Tell us whether you have evaluated, on a preliminary basis, whether any of the products or services under development by Identix will be discontinued by the combined entity.

- We note that the majority of acquired deferred revenue relates to maintenance contracts and you have made a preliminary estimate of deferred revenue based on the approximate fair value of performance obligations. Tell us whether your preliminary estimate of deferred revenue liability includes the fair value of unspecified upgrades and/or enhancements in the acquired PCS arrangements. We refer you to EITF 04-11.

25. We note you identified intangible assets in the SecuriMetrics acquisition relating to the license agreement with Iridian Technology for use of its core iris recognition technology. We further note that your preliminary estimate of the fair value for the Iridian license considered the amount paid for the license in fiscal year 2002, the development of the license since that time and impact of potential litigation. Tell us whether your preliminary estimate of the fair value of this intangible asset included the use of a present value technique using estimated cash flows to collaborate the ascribe fair value. We refer you to SFAS 141, paragraph B174.

26. Your response to prior comment number 48 states that Viisage has historically classified the amortization of acquired software technology as operating expense. We also note that Viisage has historically classified a portion of the amortization expense of purchased intangible assets as cost of sales. Clarify the nature of the acquired intangible assets that you have historically classified the amortization expense as cost of sales. In addition, tell us your consideration of reclassifying

the amortization expense of the fiscal year 2004 and 2005 acquired software technology to cost of sales.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 146

27.   Please refer to prior comment 52 of our letter dated March 14, 2006. We note the revisions to your introduction. However, this disclosure discusses mainly your acquisition and capital-raising strategies and does not provide management's perspective on your business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Identify the factors that your company's executives focus on in evaluating financial condition and operating performance of your business segments and your company as a whole. What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

Critical Accounting Policies and Significant Estimates

Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 150

28.   Your disclosure states that based the results of your goodwill impairment tests, you determined that the fair value exceeded the carrying amount. Revise your disclosure to discuss how accurate your estimate of fair value has been in the past and how much the estimate has changed in the past. We refer you to SEC Release 33-8350, Section V. In addition, due to the significant amount of goodwill that will be recorded as a result of the pending acquisition, consider disclosing how reporting units are identified, how goodwill is allocated and changes in the number of reporting units or in the manner in which goodwill is allocated to the reporting units.

29.   Tell us how many reporting units were tested in your fiscal year 2005 annual goodwill impairment test (i.e., as of October 31, 2005). Tell us why you believe your method of estimating the fair value of reporting units is appropriate including the use of comparable companies. In this respect, we note that you utilize discounted cash flows to estimate fair value, however, we note that you have reported operating losses in fiscal year 2003 through 2005. Indicate how your discounted cash flow model factored in this history of operating losses. Consider disclosing growth rate assumptions used in this model since they appear to be highly subjective involving a significant degree of uncertainty. Further, indicate how you will evaluate any decline in your market capitalization with respect to whether it would represent a triggering event and whether the market capitalization will be evaluated when estimating the fair value of the company. In

this regard, indicate how you will consider the aggregate estimated fair value of the reporting units in comparison to the market capitalization of the company when testing for goodwill impairment.

Results of Operations, page 156

30.   Please refer to prior comment 54 of our letter dated March 14, 2006. We were unable to locate any disclosure addressing our prior comment. Please revise your discussion of revenues between all periods to include a more detailed discussion of pricing pressure. Discuss pricing pressures in products offered in both your segments. Where do these pressures originate? Is there an industry leader in either segment that all other companies must follow?

Security Ownership of Certain Beneficial Owners and Management, page 173

31.   Please update this table as of the most recent practicable date.

Board Compensation Committee Report on Executive Compensation, page 177

32.   Revise to disclose the specific relationship of corporate performance to executive compensation. See Item 402(k)(1) of Regulation S-K. In this regard, your current disclosure states that base salary is determined from a range of factors including "Viisage's pay levels relative to competitive norms"; individual compensation awards are "linked to the achievement of predetermined corporate financial goals such as revenue and operating results"; and the size of stock option and restricted stock awards are based on "competitive norms, and the roles, responsibilities and prior performance of the individual." Please revise to remove boilerplate language in describing factors and criteria underlying awards or payments of executive compensation. Instead, you should discuss the predetermined corporate financial goals and their specific relationship to executive compensation. Were these goals met last year? How were bonuses determined in 2005? In this regard, we note that footnote (1) to the Summary Compensation Table states that participants in the Executive Incentive Compensation Plan may receive a bonus equal to a percentage of base salary based upon individual performance of meeting goals set by the CEO and board. However, your discussion on page 178 states that no awards were made under this plan in 2005. Revise to state how cash bonus awards were determined in 2005.

33.   Revise to discuss the Compensation Committee's bases for your CEO's compensation reported for the last fiscal year. You state that your CEO's compensation was determined in the same manner as that of other executive officers. Revise to disclose in detail the factors and criteria upon which his compensation was based, including the material terms of Mr. Bailey's 2002

employment agreement. Include a specific discussion of the relationship of your performance to his compensation for the last fiscal year, describing each measure of your performance, whether qualitative or quantitative, on which Mr. Bailey's compensation was based. If Mr. Bailey did not receive a cash bonus under the short-term incentive plan, revise to state how the $130,000 bonus was determined. Revise also to specifically discuss the "competitive norms, and the roles, responsibilities and prior performance" of Mr. Bailey and the specific criteria used to calculate the magnitude of the stock option grant and restricted stock award given in 2005.

Certain Relationships and Related Transactions, page 185

Relationship with L-1 Investment Partners, LLC

34.   Revise to disclose all material terms of the $100 million investment by L-1 and the series of transactions surrounding that investment. Your discussion should specifically address the nature of each participant's interest in the transactions and the relationship of the parties to the transactions with each other.

Documents Incorporated by Reference, page 190

35.   Please advise us as to the reason you incorporate by reference Identix's Form 10-K for the fiscal year ended June 30, 2005, *as amended*, as we are unable to locate an amendment to that document. It also appears that the current report on Form 8-K filed August 31, 2005, should be incorporated by reference since it was filed subsequent to the end of Identix's last fiscal year.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

36.   We note your new revenue recognition disclosure with respect to transactions that do not involve significant production, modification or customization of software. We note these arrangements can include hardware, software license, rights to additional software products, software maintenance, hardware replacement, technical support services, training, installation and consulting services elements.

        ▪   Tell us the elements that you have and have not established vendor specific objective evidence ("VSOE") of fair value. In addition, tell us whether you have established VSOE of fair value of your software and hardware maintenance separately.

- For arrangements that include software and hardware deliverables, tell us how you consider EITF Issue No. 03-5 when determining whether the hardware products (and related services) are software related and included in the scope of SOP 97-2. In addition, tell us whether your arrangements include any other elements that are not software related based on the guidance in EITF Issue No. 03-5.

37. Your disclosure states that revenue from the collection of fingerprints is recognized when the fingerprint is transmitted to applicable background vetting agency, and is recognized on a gross basis where you are the prime contractor, and on a net basis where you are the subcontractor. Tell us why revenue is realizable and earned when the fingerprint is transmitted to applicable background vetting agency. In addition, provide your analysis of EITF Issue No. 99-19 to support your net vs. gross accounting policy.

38. Your disclosure on page 148 states that you recognized $10.6 million of revenue in fiscal year 2004 from the one-time sale of printer systems. Tell us whether these arrangements included any other elements or required any performance obligations besides the delivery of the printers. Tell us whether you reported revenue from the sales on a gross or net basis.

Goodwill, page F-17

39. Your response to prior comment number 55 states that you have deleted the references to independent appraisers. However, we note reference to use of an independent valuation in your goodwill impairment accounting policy disclosure. Therefore, we reissue prior comment number 55. Please identify the appraiser(s) and include the expert's consent or delete all references in the filing.

40. Revise to disclose the amount of goodwill by reportable operating segment as disclosed in your Footnote Number 12 – Segment Reporting and Geographical Information (your page F-32). Refer to paragraph 52 (c)(1) of SFAS 141.

Note 12. Segment Reporting and Geographic Information, Pages F-32

41. We note your response to prior comment number 63, which states that your chief operating decision maker evaluates the performance of your end to end solution offering, in part, by reviewing revenues and gross margins at the customer level in your various markets, i.e. State and Local, Federal and Commercial/Emerging Markets. Tell us why you believe that these three components of your enterprise do not meet the reportable segment criteria of SFAS 131, paragraph 16. In addition, tell us why your chief operating decision maker began making decisions

about resources to be allocated to and assess performance of the fingerprint products and services in fiscal year 2005 considering such products and services contributed less than 1% of consolidated revenue as IBT was not acquired until December 16, 2005. Tell us the nature of the information reviewed by your chief operating decision maker in fiscal year 2005 that included the operating results of IBT and the frequency that such information was reviewed. Tell us whether these reportable segments were established in anticipation of the Identix business combination.

42.   We note that you have not disclosed the factors used to identify your reportable segments or information about profit and loss. Tell us your consideration of the disclosure requirements of SFAS 131, paragraphs 26(a) and 27.

Part II

Exhibit 5.1

43.   Please confirm that you concur with our understanding that the reference and limitation to "Delaware General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

44.   In the first full paragraph on the second page of the opinion, counsel states that they assume, among other things, that "there will not have occurred any change in the law affecting the validity of the issuance of such shares of Stock." In the last paragraph on that page, counsel states that they "assume no obligation to advise you of any fact, circumstance, event or change in the law or the facts that may hereafter be brought to [their] attention whether or not such occurrence would affect or modify the opinions expressed [there]in." Since counsel is required to opine on the validity of the shares as of a date relatively close to the date of desired effectiveness, these assumptions and/or qualifications appear inappropriate. Please revise.

45.   We note the statement "[t]his opinion is intended solely for your use in conjunction with the above issuance and sale of Stock… and is not to be relied upon for any other purpose." Because you may limit the purpose for which the opinion is relied upon but not the persons who are entitled to rely upon it, the exception described in this sentence is ambiguous and should be removed as investors are entitled to rely upon this opinion.

Exhibit 8.2

46. Similar to comment 14 above, we note the disclaimer that counsel undertakes no responsibility to advise you of any new developments in the application or interpretation of the federal income tax laws. Please note that this tax opinion must speak as of a date relatively close to the date of desired effectiveness. Please confirm that you will file an updated opinion prior to requesting acceleration of effectiveness of this registration statement.

Form 8-K filed March 2, 2006

47. Your response to prior comment number 67 indicates that you use EBITDA to evaluate your business. Please address the following with respect to your use of this non-GAAP measure:

- Your response does not explain in adequate detail why this non-GAAP measure provides useful information to investors. In order to use a measure that excludes recurring charges, you must meet the burden that such non-GAAP measures are useful. Please provide us with a more comprehensive explanation of why you believe that EBITDA non-GAAP measure represents a useful measure for investors. As part of your response, tell us whether management reasonably believes that the financial impact of your non-GAAP measure will disappear or become immaterial within a near-term finite period.

- Your response indicates EBITDA helps illustrate underlying operating trends, in part, since it eliminates non-cash charges that do not impact your cash flows. Therefore, it appears that this measure may be a measure of liquidity, rather than performance. If, after further consideration, you determine that you use EBITDA as a liquidity measure, please revise future filings to remove the reference to EBITDA as a performance measure. Item 10(e)(i)(B) of Regulation S-K would then require that such measure be reconciled to cash flows from operations, rather than net income.

- If you are able to meet the burden of demonstrating its usefulness, ensure further uses of your non-GAAP measure meet all the disclosure requirements of Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures".

*   *   *   *   *

   As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on the periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   If you have any questions regarding comments on the financial statements and related, you may contact Chris White at (202) 551-3461 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488. You may contact Rebekah Toton at (202) 551-3857 with any other question. In the alternative, you may contact me at (202) 551-3730.

        Sincerely,

        Barbara C. Jacobs
        Assistant Director

cc: <u>Via Facsimile (617) 248-4000</u>   <u>Via Facsimile (650) 324-0638</u>
   Charles J. Johnson, Esq.   Richard A. Peers, Esq.
   Frederick P. Callori, Esq.   Kyle Guse, Esq.
   Choate, Hall & Stewart LLP   Heller Ehrman, LLP
   Telephone: (617) 248-5000   Telephone: (650) 324-7000